UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AZURE POWER GLOBAL LIMITED

(Name of Issuer)

Equity Shares, $0.000625

(Title of Class of Securities)

V0393H103

(CUSIP Number)

Josh Bezonsky
900 - 100 Adelaide St W
Toronto, ON M5H 0E2
Canada
+1 416-814-6546
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 27, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. V0393H103	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS OMERS Infrastructure Asia Holdings Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,333,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,333,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,333,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. V0393H103	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS OMERS Asia Holdings Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,333,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,333,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,333,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. V0393H103	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS OMERS Singapore Governance Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,333,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,333,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,333,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. V0393H103	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS Hamilton Infrastructure Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,333,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,333,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,333,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. V0393H103	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS RE International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,333,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,333,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,333,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. V0393H103	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS OMERS Administration Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,333,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,333,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,333,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment") is being jointly filed on behalf of:  (a) OMERS Infrastructure Asia Holdings Pte. Ltd. ("OMERS Infrastructure Asia"), a private limited company formed under the laws of Singapore; (b) OMERS Asia Holdings Pte. Ltd. ("OMERS Asia Holdings"), a private limited company formed under the laws of Singapore; (c) OMERS Singapore Governance Inc. ("OMERS Singapore"), a corporation organized under the laws of the province of Ontario, Canada; (d) Hamilton Infrastructure Holdings Inc. ("Hamilton Infrastructure"), a corporation organized under the laws of Canada; (e) RE International Corporation ("RE International"), a corporation organized under the laws of the province of Ontario, Canada; and (f) OMERS Administration Corporation ("OMERS Administration"), a corporation organized under the laws of the province of Ontario, Canada (collectively, the "Reporting Persons," and each a "Reporting Person"), and amends the Statement on Schedule 13D filed on August 6, 2021 (the "Initial Schedule", collectively with this Amendment, the "Schedule 13D"), which relates to the equity shares at $0.000625 par value per share (the "Equity Shares") issued by Azure Power Global Limited, a company organized under the laws of the Republic of Mauritius (the "Issuer").

Unless specifically amended hereby, the disclosure set forth in the Initial Schedule remains unchanged.

Item 2. Identity and Background.

Item 2 to this Schedule 13D is hereby supplemented and amended as follows:

Annex A to the Initial Schedule is hereby amended and restated in its entirety as set forth on Annex A to this Schedule 13D which is incorporated by reference herein and provides a list of the directors, executive officers and controlling persons of the Reporting Persons (collectively, the "Covered Persons") that contains the following information with respect to each such person: (a) name, (b) business address, (c) citizenship and (d) present principal occupation.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 to this Schedule 13D is hereby supplemented and amended as follows:

On December 27, 2021, in connection with the Rights Offering (as defined below), OMERS Infrastructure Asia entered into that certain Backstop Commitment Agreement, dated as of December 27, 2021 (the "Backstop Agreement"), by and among OMERS Infrastructure Asia, CDPQ Infrastructures Asia Pte Ltd., a company organized under the laws of Singapore ("CDPQ"), and the Issuer.  CDPQ has filed a separate Schedule 13D reporting beneficial ownership of the Equity Shares beneficially owned by CDPQ.  The Reporting Persons disclaim beneficial ownership with respect to any Equity Shares owned by CDPQ or that may be owned by CDPQ and expressly disclaim membership in a group with CDPQ.

The Reporting Persons will fund the consideration payable by OMERS Infrastructure Asia in connection with the Backstop Agreement and the Rights Offering using the working capital of OMERS Administration, which OMERS Administration plans to contribute to OMERS Infrastructure Asia prior to the consummation of the Rights Offering.

References to, and description of, the Backstop Agreement set forth in this Item 3 are qualified in their entirety by the terms of the Backstop Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated in its entirety in this Item 3.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby supplemented and amended to add:  (i) the information contained in Item 3 of this Amendment, which is incorporated by reference into this Item 4 as if fully set forth herein; and (ii) the following information:

On December 27, 2021, OMERS Infrastructure Asia, CDPQ and the Issuer entered into the Backstop Agreement, pursuant to which OMERS Infrastructure Asia and CDPQ have agreed (severally and not jointly) to fully exercise all their respective basic subscription rights issued to them in the Issuer's proposed public offering as set forth in the Issuer's Prospectus Supplement filed with the SEC on December 27, 2021 (the "Prospectus Supplement") of non-transferable basic subscription rights to existing shareholders of the Issuer as of the record date (the "Rights Offering").  Additionally, pursuant to the Backstop Agreement, OMERS Infrastructure Asia and CDPQ have also agreed (severally and not jointly) with the Issuer to backstop the rights offering through the purchase of any Equity Shares that remain unsubscribed after accounting for all exercised basic subscription rights in the rights offering.

Pursuant to the terms of the Backstop Agreement, OMERS Infrastructure Asia and CDPQ have agreed (severally and not jointly) to purchase, at the subscription price per Equity Share set forth in the Prospectus Supplement, the aggregate number of Equity Shares (the "Backstop Shares"), if any, equal to (a) the aggregate number of Equity Shares offered by the Issuer in the Rights Offering pursuant to all basic subscription rights (including any basic subscription rights not issued and/or allocated due to the provisions of applicable state or foreign securities Laws), less (b) the aggregate number of Equity Shares that are subscribed and purchased pursuant to the exercise of the basic subscription rights by all holders of such basic subscription rights, to be allocated as follows:  (i) OMERS Infrastructure Asia will purchase 40% of the Backstop Shares and (ii) CDPQ will purchase 60% of the Backstop Shares (with any rounding of Backstop Shares to achieve such percentages to be mutually agreed by the Backstop Investors).

The closing of the Backstop Investors' subscription for and purchase of all of the their respective basic subscription rights and the purchase of the Backstop Shares, if any, contemplated by the Backstop Agreement is subject to customary closing conditions outlined therein, including:  (a) the Rights Offering shall have been consummated in accordance with the Backstop Agreement, the Prospectus Supplement, and applicable law, and all consents by third parties required for the consummation of the transactions contemplated by the Backstop Agreement (including the consummation of the Rights Offering) shall have been obtained; (b) no judgment, injunction, decree or other legal restraint issued by a governmental entity shall prohibit, or have the effect of rendering unachievable or impracticable, the consummation of the Rights Offering or the transactions contemplated by the Backstop Agreement; and (c) no stop order suspending the effectiveness of the Registration Statement (as defined in the Backstop Agreement) or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the U.S. Securities and Exchange Commission (the "SEC"); and any request of the SEC for inclusion of additional information in the Registration Statement or otherwise shall have been complied with.

In addition to the conditions set forth in the paragraph above, the closing of the Backstop Investors' purchase of the Backstop Shares, if any, contemplated by the Backstop Agreement is subject to the additional customary closing conditions outlined therein, including: (a) the Backstop Shares have been authorized for listing on the New York Stock Exchange; (b) the expiration date of the Rights Offering shall have occurred on or prior to January 24, 2022; (c) there shall not have occurred any event, development or circumstance upon or prior to the expiration date of the Rights Offering, which has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Issuer and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, or a material adverse effect on the performance of the Backstop Agreement or the transactions contemplated by the Backstop Agreement; (d) the representations and warranties of the Issuer set forth in Article III of the Backstop Agreement shall have been true and correct when made, shall remain true and correct as of the Backstop Closing Date (as defined in the Backstop Agreement) except to the extent made as of a specific date; and (e) all obligations, covenants and agreements of the Issuer required to be performed at or prior to the expiration date of the Rights Offering and the Backstop Closing (as defined in the Backstop Agreement) shall have been performed.

The Reporting Persons entered into the Backstop Agreement for the purpose of making an additional investment in the Issuer in the belief that the Equity Shares represented an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (including in open market, privately negotiated or other transactions) acquire additional securities of the Issuer or its subsidiaries; dispose of all or a portion of the securities of the Issuer or its subsidiaries, including the securities of the Issuer and its subsidiaries that it now owns or may hereafter acquire; or enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities.

In the ordinary course of the Reporting Persons' business, the Reporting Persons may also engage in, and intend to continue to engage in, communications with management of the Issuer and members of the board of directors of the Issuer (the "Board") concerning opportunities for the Issuer to enhance shareholder value. In addition, the Reporting Persons may communicate with the Issuer's shareholders and third parties about a broad range of operational and strategic matters, including, among other things, potential changes concerning the business, operations, assets and future plans of the Issuer.

Except as described in this Schedule 13D (including as described above in this Item 4), the Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.  The Reporting Persons are expected to take actions in furtherance of the Issuer's rights offering and the Backstop Agreement or any amendment thereof.

Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

References to, and description of, the Backstop Agreement set forth in this Item 4 are qualified in their entirety by the terms of the Backstop Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated in its entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby supplemented and amended to add:  (i) the information contained in Item 3 and Item 4 of this Amendment, which is incorporated by reference into this Item 5 as if fully set forth herein; and (ii) the following information:

The responses to this Item 5 and the information on the cover page are based on there being 48,332,573 Equity Shares outstanding as of December 23, 2021 as reported in the Issuer's Prospectus Supplement on Form 424B5 filed with the SEC on December 27, 2021.

(a) OMERS Infrastructure Asia beneficially owns 9,333,178 Equity Shares, which represents approximately 19.3% of the outstanding Equity Shares. Each of OMERS Infrastructure Asia, OMERS Asia Holdings OMERS Singapore, Hamilton Infrastructure, RE International and OMERS Administration, may be deemed to beneficially own 9,333,178 Equity Shares, which represents approximately 19.3% of the outstanding Equity Shares.

(b) The aggregate number and percentage of Equity Shares beneficially owned by each Reporting Person and the number of Equity Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons and, to the Reporting Persons' knowledge, none of the Covered Persons has effected any transactions in the Equity Shares during the past 60 days.

(d) No person (other than the Reporting Persons) is known to the Reporting Persons, to the Reporting Persons' knowledge, or the Covered Persons, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Equity Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented and amended to add the information contained in Item 3, Item 4 and Item 5 of this Amendment, which is incorporated by reference into this Item 6 as if fully set forth herein.

In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Exchange Act, the Reporting Persons have entered into and executed a written joint filing agreement with respect to the filing of this Schedule 13D, dated August 5, 2021 (the "Joint Filing Agreement"). Descriptions of the Joint Filing Agreement, as set forth in this Item 6 and elsewhere in this Schedule 13D, are qualified in their entirety by the terms of the Joint Filing Agreement, a copy of which is incorporated by reference at Exhibit 1.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1*

Joint Filing Agreement, dated as of August 5, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 5, 2021)

2

Backstop Commitment Agreement, dated as of December 27, 2021, by and among OMERS
Infrastructure Asia Holdings Pte. Ltd., CDPQ Infrastructures Asia Pte Ltd. and Azure Power Global
Limited (incorporated by reference to Exhibit 99.2 to the Issuer's Form 6-K furnished to the SEC by the Issuer on December 27, 2021)

3*	Power of Attorney for OMERS Infrastructure Asia Holdings Pte. Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons with the SEC on August 5, 2021)
4*	Power of Attorney for OMERS Singapore Governance Inc. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons with the SEC on August 5, 2021)
5*	Power of Attorney for Hamilton Infrastructure Holdings Inc. (incorporated by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons with the SEC on August 5, 2021)
6*	Power of Attorney for RE International Corporation (incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons with the SEC on August 5, 2021)
7*	Power of Attorney for OMERS Administration Corporation (incorporated by reference to Exhibit 11 to the Schedule 13D filed by the Reporting Persons with the SEC on August 5, 2021)

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2021

OMERS INFRASTRUCTURE ASIA HOLDINGS PTE. LTD.

By:	/s/ Pei Chui (Wendy) Kao
Name: Pei Chui (Wendy) Kao

Title: Attorney-in-Fact for OMERS Infrastructure Asia Holdings Pte. Ltd. pursuant to Power of Attorney attached as Exhibit 7 to Schedule 13D filed on August 5, 2021 and incorporated by reference herein

OMERS ASIA HOLDINGS PTE. LTD.

By:	/s/ Pei Chui (Wendy) Kao
Name: Pei Chui (Wendy) Kao
Title: Director

OMERS SINGAPORE GOVERNANCE INC.

By:	/s/ Pei Chui (Wendy) Kao
Name: Pei Chui (Wendy) Kao
Title: Attorney-in-Fact for OMERS Singapore Governance Inc. pursuant to Power of Attorney attached as Exhibit 8 to Schedule 13D filed on August 5, 2021 and incorporated by reference herein

[Signature Page to Schedule 13D]

HAMILTON INFRASTRUCTURE HOLDINGS INC.

By:	/s/ Pei Chui (Wendy) Kao
Name: Pei Chui (Wendy) Kao
Title: Attorney-in-Fact for Hamilton Infrastructure Holdings Inc. pursuant to Power of Attorney attached as Exhibit 9 to Schedule 13D filed on August 5, 2021 and incorporated by reference herein

RE INTERNATIONAL CORPORATION

By:	/s/ Pei Chui (Wendy) Kao
Name: Pei Chui (Wendy) Kao
Title: Attorney-in-Fact for RE International Corporation pursuant to Power of Attorney attached as Exhibit 10 to Schedule 13D filed on August 5, 2021 and incorporated by reference herein

OMERS ADMINISTRATION CORPORATION

By:	/s/ Pei Chui (Wendy) Kao
Name: Pei Chui (Wendy) Kao
Title: Attorney-in-Fact for OMERS Administration Corporation pursuant to Power of Attorney attached as Exhibit 11 to Schedule 13D filed on August 5, 2021 and incorporated by reference herein

[Signature Page to Schedule 13D]

Annex A

Directors and Executive Officers

OMERS Infrastructure Asia Holdings Pte. Ltd.

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
Christopher William Curtain	Deutsche Bank Place 126 Phillip Street, Suite 1902 Sydney, NSW, Australia	Director	Australia
Ng Lip Chih	One Raffles Quay, #30-02 North Tower Singapore 048583	Director	Singapore
Pei Chui (Wendy) Kao	One Raffles Quay, #30-02 North Tower Singapore 048583	Director	Singapore

OMERS Infrastructure Asia Holdings Pte. Ltd. does not have executive officers.

OMERS Asia Holdings Pte. Ltd.

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
Christopher William Curtain	Deutsche Bank Place 126 Phillip Street, Suite 1902 Sydney, NSW, Australia	Director	Australia
Pei Chui (Wendy) Kao	One Raffles Quay, #30-02 North Tower Singapore 048583	Director	Singapore

OMERS Asia Holdings Pte. Ltd. does not have executive officers.

OMERS Singapore Governance Inc.

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
John Knowlton	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Jennifer Guerard	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada

Executive Officers

Name	Principal Business Address	Principal Occupation	Citizenship
John Knowlton	900-100 Adelaide St. W. Toronto, ON M5H 0E2	President	Canada

Annex A

Hamilton Infrastructure Holdings Inc.

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
John Knowlton	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Jennifer Guerard	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Michael Kelly	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Steven J. Zucchet	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada

Executive Officers

Name	Principal Business Address	Principal Occupation	Citizenship
Jennifer Guerard	900-100 Adelaide St. W. Toronto, ON M5H 0E2	President	Canada
Reena Carter	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Chief Financial Officer	Canada
John Knowlton	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Executive Vice-President	Canada

RE International Corporation

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
Andrea L. Fellows-Paparizos	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Michael Kelly	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Elizabeth M. Murphy	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Julie M. Robbins	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada

Executive Officers

Name	Principal Business Address	Principal Occupation	Citizenship
Blake Hutcheson	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Chairman	Canada
Alysha C. Valenti	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Executive Vice President	Canada
Allison J. Wolfe	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Chief Financial Officer	Canada

Annex A

OMERS Administration Corporation

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
George L. Cooke	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation (Chair)	Canada
Robert Montgomery Baker	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
David M. Beatty	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Darcie L. Beggs	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
William (Bill) Butt	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Paul Elliott	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
William Michael Fenn	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Dvora Fischer	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Laurie Hutchinson	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Clifford John Inskip	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Charlene Mueller	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Rajiv Silgardo	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Penelope Frances Somerville	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
David Tsubouchi	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Yung Wu	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada

Annex A

Executive Officers

Name	Principal Business Address	Principal Occupation	Citizenship
Blake Hutcheson	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	President and Chief Executive Officer	Canada
Monique Allen	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President of Data and Technology	Canada
Robert M. Aziz	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Operating Officer	Canada
Ralph Berg	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President and Global Head of Capital Markets	United States
Celine Chiovitti	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President and Head of Pensions	Canada
Anca Drexler	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice-President and Head of Total Portfolio Management	Canada
Michael Graham	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President and Global Head of OMERS Private Equity	Canada
Rodney Hill	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Risk Officer	Canada
Michael Kelly	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Legal & Corporate Affairs Officer	Canada
Chris Morley	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Vice President, Government Relations	Canada
Nancy Nazer	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Human Resources Officer	Canada
Shelagh Paul	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Senior Vice President, Global Communications	Canada
Satish Rai	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Investment Officer	Canada
Jonathan Simmons	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Financial and Strategy Officer	Canada
Michael J. Turner	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	President, Oxford Properties and Global Head of Real Estate	Canada
Annesley Wallace	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President and Global Head of Infrastructure	Canada

Annex A